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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	July 28, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Cyberonics, Inc.

Full Name of Registrant

Former Name if Applicable
100 Cyberonics Blvd.

Address of Principal Executive Office (Street and Number)
Houston, Texas 77058

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Cyberonics, Inc. (“Registrant”) is unable to file its Quarterly Report on Form 10-Q for the period ended July 28, 2006 pending completion of a review regarding previous option grants and resolution of any disclosure and accounting issues arising from the results of the review.
As previously announced, the Audit Committee of the Registrant’s Board of Directors is conducting a review of the Registrant’s stock option grants, procedures, and practices, including compliance with Generally Accepted Accounting Principles and all applicable statutes, rules, and regulations. The Audit Committee’s review is being conducted with the assistance of independent counsel and accounting experts.
As also previously announced, the staff of the Securities and Exchange Commission (“SEC”) is conducting an informal inquiry relating to the Registrant’s stock option grants, and the Registrant has received a subpoena from the U.S. Attorney’s Office for the Southern District of New York requesting documents relating to such grants. The Registrant is continuing to cooperate with the SEC staff and the U.S. Attorney’s Office.
The Registrant hopes to complete its internal review expeditiously. However, until such review is complete, and depending upon the results of the review and further developments in the SEC or the U.S. Attorney’s Office inquiries, the Registrant will not be in a position to file its Quarterly Report on Form 10-Q for the period ended July 28, 2006.
Note: This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology, including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “intend,” and “forecast,” or other similar words. Statements contained in this Form 12b-25 are based upon information presently available to us and assumptions that we believe to be reasonable. We are not assuming any duty to update this information should those facts change or should we no longer believe the assumptions to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning the expeditious completion of the Audit Committee’s internal review and the filing of the Registrant’s Quarterly Report on Form 10-Q for the period ending July 28, 2006 (“Quarterly Report”). The Registrant’s actual decisions, performance, and results may differ materially. Important factors that may cause actual results to differ include, but are not limited to: continued market acceptance of VNS Therapy and sales of our product; the development and satisfactory completion of clinical trials and/or market test and/or regulatory approval of VNS Therapy for the treatment of Alzheimer’s disease, anxiety, or other indications; adverse changes in coverage or reimbursement amounts by third-parties; intellectual property protection and potential infringement claims; maintaining compliance with government regulations and obtaining necessary government approvals for new applications; product liability claims and potential litigation; reliance on single suppliers and manufacturers for certain components; the accuracy of management’s estimates of future expenses and sales; the time needed to complete the Audit Committee’s review of stock option grants, procedures, and practices; the results of the Registrant’s hearing before the NASDAQ Listing Qualifications Panel seeking an extension of time to file the 2006 Annual Report and the Quarterly Report to avoid possible delisting of the Company’s stock from NASDAQ for failure to file timely periodic reports with the SEC; uncertainties associated with any appeal concerning any possible delisting by NASDAQ; the results of the inquiries by the SEC and by the Office of the United States Attorney for the Southern District of New York into the Company’s stock option granting practices and procedures and the Audit Committee’s review; the impact of any restatement of the Company’s financial statements or other actions that might be taken or required as a result of such inquiries or review; the potential identification of new material weaknesses in the Company’s internal controls over financial reporting; risks and costs associated with such inquiries or review and any litigation relating thereto or to the Company’s stock option grants, procedures, and practices and other risks detailed from time to time in the Company’s filings with the SEC. For a detailed discussion of many of these and other cautionary statements, please refer to the Company’s most recent filings with the SEC, including its Form 10-K for the fiscal year ended April 29, 2005.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Pamela B. Westbrook	(281)	228-7275
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As previously reported in the Registrant’s press release dated August 1, 2006, which was filed on Form 8-K on that same date, the Registrant’s net sales for the first quarter ended July 28, 2006 increased by 24% over the prior year first quarter. Due to the ongoing nature of the review discussed in Part III above, the Registrant cannot reasonably determine whether the review will result in any impact on the Registrant’s financial statements.

Cyberonics, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 31, 2006	By	/s/ Pamela B. Westbrook

Pamela B. Westbrook, Vice President, Finance and Administration and Chief Financial Officer (Principal Financial and Accounting Officer)